SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)
LAIDLAW INTERNATIONAL, INC.
(Name of Issuer)
LAIDLAW INTERNATIONAL, INC.
(Name of Filing Person (Offeror))
Common Stock, $0.01 par value
(including the associated preferred share purchase rights attached thereto)
(Title of Class of Securities)
50730R102
(CUSIP Number of Class of Securities)
Beth Byster Corvino, Esq.
Executive Vice President, General Counsel
and Corporate Secretary
Laidlaw International, Inc.
55 Shuman Boulevard, Suite 400
Naperville, Illinois 60563
(630) 848-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Filing Person(s))
Copy to:
Richard S. Meller, Esq.
Latham & Watkins
233 S. Wacker Drive, Suite 5800
Chicago, Illinois 60606
(312) 876-7700
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing
fee**
$427,500,000	$45,742.50
*	Calculated solely for the purpose of determining the filing fee, based upon the purchase of 15,000,000 shares of common stock, $0.01 par value, at the maximum tender offer price of $28.50 per share.

**	The amount of filing fee was calculated at a rate of $107.00 per $1,000,000 of the transaction value. It was calculated by multiplying the transaction value by 0.000107.
☑     Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:$45,742.50	Filing party: Laidlaw International, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: July 10, 2006
☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1
☑	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer     ☐

     This Amendment No. 4 to Tender Offer Statement on Schedule TO (“Amendment No. 4”) relates to the offer by Laidlaw International, Inc., a Delaware corporation (“Laidlaw”) to purchase up to 15,000,000 shares, or such lesser number of shares as are properly tendered, of its common stock, $0.01 par value, including the associated preferred share purchase rights issued pursuant to the Rights Agreement, dated June 23, 2003, by and between Laidlaw and Wells Fargo Bank Minnesota, National Association, as Rights Agent, at a price not greater than $28.50 nor less than $25.50 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares. Laidlaw’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 10, 2006 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO filed by Laidlaw on July 10, 2006 (as amended, the “Schedule TO”) as set forth below. This Amendment No. 4 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.
     The information in the Offer to Purchase and the related Letter of Transmittal, copies of which previously were filed on Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii) thereto, respectively, is incorporated herein by reference in answer to Items 1 through 11 in Schedule TO except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 7. Source and Amount of Funds or Other Consideration.
     Item 7 of Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:
     The Offer to Purchase is amended by deleting the two paragraphs following the heading “Source and Amount of Funds” on page 20 and replacing them with the following:
     “Assuming that we purchase 15,000,000 shares in the tender offer at the maximum specified purchase price of $28.50 per share, approximately $427.5 million in the aggregate will be required to purchase such shares. We expect that the maximum aggregate costs, including all fees and expenses applicable to the tender offer, will be approximately $429.0 million. We intend to finance the tender offer from available cash at the close of the tender offer and through an Amended and Restated Credit Agreement entered into on July 31, 2006, by and among Laidlaw International, Inc. (“Laidlaw”), Laidlaw Transit Ltd. (“LTL”), and Greyhound Canada Transportation Corp. (together with LTL, the “Canadian Borrowers”), as borrowers, the initial lenders, issuing banks, swing line banks, Canadian issuing banks and initial U.S. revolving issuing bank named therein, UBS Securities, LLC, as syndication agent, Morgan Stanley Senior Funding, Inc., as documentation agent, Citicorp North America, Inc., as collateral agent and administrative agent and Citigroup Global Markets Inc., UBS Securities LLC and Morgan Stanley Senior Funding, Inc. as joint lead arrangers and joint book-running managers (the “Credit Agreement”). The following is a summary of the material terms of the Credit Agreement. The summary is qualified in its entirety by reference to the Credit Agreement, a copy of which is filed as an exhibit to our Issuer Tender Offer Statement on Schedule TO, as amended, filed with the SEC.
     The Credit Agreement provides for $1,077,500,000 senior secured credit facilities, comprised of a $300,000,000 revolving credit facility (including a Canadian subfacility (the “Canadian Subfacility”)), a $277,500,000 amortizing term loan A and a $500,000,000 amortizing term loan B (inclusive of a $125,000,000 loan to the Canadian Borrowers). In general, borrowings under the Credit Agreement will bear interest at one of the following rates:
(i) with respect to the revolving credit facility, the term loan A and the term loan B, one of two floating rates selected by us, which are either:
     (a) a base rate equal to the highest of:
          (A) a reference prime rate,
          (B) the sum of (I) 1/2 of 1% per annum, (II) a rate obtained by dividing the latest three-week average rate offered by major U.S. money market banks for certificates of deposit by 100% less reserve requirements and (III) the three week average annual assessment rates estimated by Citibank, N.A. for determining the current annual assessment payable by Citibank, N.A. to the Federal Deposit Insurance Corporation for insuring U.S. dollar deposits of Citibank, N.A. in the United States, and
          (C) 1/2 of 1% per annum above the federal funds rate,
plus (x) in the case of the revolving credit facility and the term loan A, a spread ranging from 0.000% to 1.000%, (y) in the case of the term loan B, 0.75%; and
     (b) a reference eurodollar rate, adjusted for statutory reserves plus (x) in the case of the revolving credit facility and the term loan A, a spread ranging from 0.600% to 2.000% and (y) in the case of the term loan B, 1.75%; and
(ii) with respect to the Canadian Subfacility, a rate equal to:
     (a) the higher of:
          (A) a reference Canadian prime rate, and
          (B) 3/4 of 1% above the rate for 30-day Canadian dollar bankers’ acceptances, plus a spread ranging from 0.000% to 1.000%.
A spread ranging from 0.10% to 0.50% will also be used to calculate our revolving credit commitment fee and a spread ranging from 0.600% to 2.000% will be used to calculate our letter of credit fee imposed against the available amount of outstanding letters of credit. We will also pay a letter of credit issuance fee in the amount of 0.25% of the available amount of the applicable letter of credit.
     The above referenced spreads are determined on the basis of our debt ratings by S&P and Moody’s from time to time in effect. In addition, the facilities are subject to administrative agent and certain other fees as agreed between the parties.
     The Credit Facilities subject us to certain covenants, including covenants that limit our ability to (i) make certain capital expenditures, (ii) pay dividends or make distributions, (iii) assume liens on properties, (iv) incur debt, (v) make material changes to the nature of our business, (vi) effect certain mergers, (vii) make certain investments, (viii) amend constitutive documents and documents related to the Credit Facilities, (ix) make changes to accounting policies, (x) enter into certain agreements which prohibit or condition the creation of liens, (xi) enter into certain partnerships, and (xii) enter into speculative transactions. The Credit Facilities also require us to meet certain financial covenants, including a leverage ratio and interest coverage ratio. Subject to certain exceptions, the obligations under the Credit Facilities are secured by (i) a first-priority pledge of all of the capital stock held by the borrowers and any of their wholly-owned subsidiaries and (ii) a first-priority security interest in all intercompany indebtedness of the borrowers and their subsidiaries. Subject to certain exceptions, the Credit Facilities are guaranteed by our wholly-owned U.S. and Canadian subsidiaries, excluding our insurance subsidiaries. However, the Canadian subsidiaries’ guarantees and collateral only support the loans made to the Canadian borrowers.
     As a result of the foregoing, the financing condition has been deemed by us satisfied. The revolving credit facility and the term loan A mature on June 30, 2010 and the term loan B matures on July 31, 2013. We may prepay loans at any time without premium or penalty (except eurodollar breakage fees, if any).”

Item 12.  Exhibits.
     Item 12 of Schedule TO is hereby amended and supplemented by adding the following:
(b)(2)	Credit Agreement dated July 31, 2006 by and among Laidlaw International, Inc., Citigroup Global Markets Inc., UBS Securities LLC and Morgan Stanley Senior Funding, Inc.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2006	LAIDLAW INTERNATIONAL, INC.
	By	/s/ Jeffrey W. Sanders
		Name:	Jeffrey W. Sanders
		Title:	Vice President and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION
(a)(1)(i)	Offer to Purchase, dated July 10, 2006.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Shareholders, dated July 10, 2006.*

(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(2)-(4)	Not applicable.

(a)(5)(i)	Press Release, dated July 10, 2006.*

(a)(5)(ii)	Summary Advertisement, dated July 10, 2006.*

(a)(5)(iii)	Questions and Answers for employees regarding stock buy back.*

(a)(5)(iv)	Letter to employees regarding stock buy back.*

(a)(5)(v)	Memo to Equity Plan Participants about participation in the tender offer.**

(a)(5)(vi)	Notice to Canadian holders and related certification, dated July 13, 2006.***

(a)(5)(vii)	Submission to Jurisdiction and Appointment of Agent for Service of Process, dated July 13, 2006.***

(a)(5)(viii)	Report under Section 189.1.3 of the Regulations pursuant to Section 147.21(2) of the Securities Act (Quebec), R.S.Q., c. V-1.1, as amended, dated July 13, 2006.***

(a)(5)(ix)	Certificate of Eligibility, dated July 13, 2006.***

(b)	Commitment Letter dated July 5, 2006, by and among Laidlaw International, Inc., Citigroup Global Markets Inc., UBS Securities LLC and Morgan Stanley Senior Funding, Inc.*

(b)(2)	Credit Agreement dated July 31, 2006 by and among Laidlaw International, Inc., Citigroup Global Markets Inc., UBS Securities LLC and Morgan Stanley Senior Funding, Inc.

(d)	Rights Agreement, dated June 23, 2003, by and between Laidlaw International, Inc. and Wells Fargo Bank Minnesota, National Association, as Rights Agent (filed as Exhibit 4.3 to the Form 8-K filed on July 9, 2003 and incorporated herein by reference).*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on Schedule TO-I on July 10, 2006.

**	Previously filed on Amendment No. 1 to Schedule TO-I on July 11, 2006.

***	Previously filed on Amendment No. 2 to Schedule TO-I on July 14, 2006.